STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York  10038

April __, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Jason Fox

Re:          Lazard Retirement Series, Inc.
File Numbers:  333-22309; 811-08071

Ladies and Gentlemen:

On behalf of Lazard Retirement Series, Inc. (the "Fund"), transmitted for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), is Post-Effective Amendment No. 44 (the "Amendment") to the Fund's Registration Statement (the "Registration Statement") on Form N-1A filed with the Securities and Exchange Commission (the "Commission").

The Amendment is marked to show changes made in response to comments of the Commission's staff (the "Staff") on Amendment No. 43 to the Registration Statement filed on February 23, 2012 that were provided to the undersigned by Jason Fox of the Staff via telephone on March 14, 2012.  The Amendment also includes certain other non-material and conforming changes.

For the convenience of the Staff and for completeness purposes, the Staff's comments have been restated below in their entirety, and the Fund's response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus—Summary Section

1.
Staff Comment:  Please provide a clear summary in the Summary Section of the principal investment strategies that the Portfolio intends to use.  Pursuant to Item 9(b) of Form N-1A (the "Form"), please provide a more detailed description of the principal investment strategies following the Summary Section.

Response:  Please see the attached Exhibit A, which is marked to highlight the disclosure moved from the Summary Section—Principal Investment Strategies to a new Additional Information About Principal Investment Strategies section in response to the Staff's comment.

2.	Staff Comment: Please add disclosure regarding the Portfolio's investments in small and mid cap equity securities.

Response: The following disclosure has been added under Principal Investment Risks in the Summary Section:

Small and mid cap companies carry additional risks because their earnings tend to be less predictable, their share prices more volatile and their securities less liquid than larger, more established companies. The shares of small and mid cap companies tend to trade less frequently than those of larger companies, which can have an adverse effect on the pricing of these securities and on the ability to sell these securities when the Investment Manager deems it appropriate.

Prospectus—Additional Information About Principal Investment Strategies and Principal Investment Risks

3.
Staff Comment:  As required by Items 9(a)-(c) of the Form, please state the Portfolio's investment objectives and, if applicable, state that those objectives may be changed without shareholder approval; describe how the Portfolio intends to achieve its investment objectives; and disclose the principal risks of investing in the Portfolio.

Response:  Please note that we have added a new section, Additional Information About Principal Investment Strategies, as shown in Exhibit A.  Accordingly, we believe that Items 9(a)-(c) of the Form are now addressed in the Amendment.

The Portfolio's investment objective is stated in the Summary Section—Investment Objective; the Portfolio's investment objective may not be changed without shareholder approval.  Additionally, how the Portfolio intends to achieve its investment objective and the principal risks of investing in the Portfolio are now disclosed in the Summary Section—Principal Investment Strategies, Summary Section—Principal Investment Risks, Additional Information About Principal Investment Strategies and Additional Information About Principal Investment Risks.  Disclosure included in the new Additional Information About Principal Investment Strategies and in Additional Information About Principal Investment Risks is supplemental to the disclosure in the corresponding sections in the Summary Section.  Please note that the General Instructions to the Form state in section C.(3)(a) that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus," and as a result of this instruction and our revisions, we do not believe it is necessary to repeat information in the Summary Section in Additional Information About Principal Investment Strategies or Additional Information About Principal Investment Risks.

4.
Staff Comment:  Pursuant to Item 9(d) of the Form, state that a description of the Portfolio's policies and procedures with respect to the disclosure of the Portfolio's portfolio securities is available (i) in the Portfolio's SAI; and (ii) on the Portfolio's website, if applicable.

Response:  This statement is currently included on the back cover page of the prospectus.

Distribution and Servicing Arrangements

5.	Staff Comment: Pursuant to Item 12(c) of the Form, describe the main features of the structure of the "Multiple Class Fund," as such term is defined in the Form.

Response:  The underlined sentence has been added to the first paragraph under Distribution and Servicing Arrangements:

The Portfolio offers Service Shares and Investor Shares, which have different expense ratios.  The Fund has adopted a plan under rule 12b-1 (the "12b-1 plan") that allows the Portfolio to pay the Distributor a fee, at the annual rate of .25% of the value of the average daily net assets of the Portfolio's Service Shares, for distribution and services provided to holders of Service Shares.  Because these fees are paid out of the Portfolio's assets on an on-going basis, over time these recurring fees will increase the cost of your investment and may cost you more than paying other types of sales charges.  Investor Shares do not pay a rule 12b-1 fee. Third parties may receive payments pursuant to the 12b-1 plan.

General

6.
Staff Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require.  Since the Fund and its management are in possession of all facts relating to the Portfolio's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The requested letter from the Fund, on behalf of the Portfolio, is filed with this letter.

*     *     *     *     *     *     *     *

We hope the Staff finds this letter and the revisions in the Amendment are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.5678 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Anna S. Harman
Anna S. Harman

cc:  Janna Manes

EXHIBIT A

The revised Summary Section—Principal Investment Strategies and new Additional Information About Principal Investment Strategies sections of the prospectus are below.  Deleted text is noted in brackets, and revised text is underlined.

Principal Investment Strategies

The Portfolio allocates its assets among various U.S. and non-U.S. equity and fixed-income strategies managed by the Investment Manager in proportions consistent with the Investment Manager's evaluation of various factors.  The Investment Manager will make allocation decisions among the strategies based on quantitative and qualitative  analysis through proprietary software models. [DELETED TEXT]

Initially the Investment Manager expects to allocate the Portfolio's assets among the Investment Manager's quantitative equity managed volatility, U.S. equity concentrated and U.S. core fixed-income strategies.  The quantitative equity managed volatility strategy emphasizes the creation of a low volatility equity portfolio that is expected to meet or exceed index returns while realizing lower risk as measured by the standard deviation of total returns; the strategy generally invests in U.S. and non-U.S. equity securities of companies across all economic sectors without adherence to any market capitalization benchmark.  The U.S. equity concentrated strategy consists of listed U.S. equity securities (typically 15 to 35), typically with market capitalizations over $1 billion, which the Investment Manager believes are financially productive and which are selected through fundamental analysis and accounting validation.  The U.S. core fixed-income strategy consists of fixed-income securities of listed U.S. companies selected by the Investment Manager utilizing bottom up and top down analysis [DELETED TEXT].

The Investment Manager generally will seek to achieve, over a full market cycle, a level of volatility in the Portfolio's performance of approximately 10% to 100% of the Portfolio's benchmark index, which is a 50/50 blend of the MSCI [DELETED TEXT] World Index and the Barclays Capital Global Aggregate Bond Index.  Volatility is a statistical measurement of the magnitude of up and down fluctuations in the value of a financial instrument or index over time.

The Portfolio may invest in equity securities of U.S. and non-U.S. companies, U.S. and non-U.S. debt securities, currencies and related instruments and structured notes.

The Portfolio also may invest in common stock of exchange-traded open-end management investment companies and similar products, which generally pursue a passive index-based strategy (commonly known as exchange-traded funds or "ETFs").  The Portfolio may invest in securities of any size or market capitalization.  The Portfolio is not limited to securities of any particular quality or investment grade and, as a result, the Portfolio may invest significantly in securities rated below investment grade ("junk") or securities that are unrated.  Additionally, the Portfolio is not restricted to investments in debt securities of any particular maturity or duration.

The Portfolio may, but is not required to, enter into futures contracts, swap agreements and forward contracts, and may write put and covered call options on securities, indexes and currencies, for hedging purposes.

* * * * *

Additional Information About Principal Investment Strategies

The following information supplements, and should be read together with, the information about the Portfolio's principal investment strategies contained in the "Summary Section."

The Investment Manager will make allocation decisions among the various U.S. and non-U.S. equity strategies based on quantitative and qualitative analysis through proprietary software models.  Quantitative analysis includes, in part, statistical analysis of portfolio risks, factor dependencies and trading tendencies.  Qualitative analysis includes, in part, analysis of the global economic environment as well as internal and external research on individual securities, portfolio holdings, attribution factors, behavioral patterns and overall market views and scenarios.

The Investment Manager engages in fundamental analysis (including credit analysis) while taking into account macroeconomic and other considerations in selecting investment opportunities.  The allocation among the Investment Manager's quantitative equity managed volatility. U.S. equity concentrated and U.S. core fixed-income strategies or to other strategies may shift from time to time based on the Investment Manager's judgment and its analysis of market conditions, and at any given time the Portfolio's assets may not be allocated to all strategies.  The investment philosophy employed for the Portfolio is based on an understanding that the current economic environment can be coupled with research into the drivers of (and risks to) outperformance in the strategies in which the Portfolio invests to create a blend of strategies aligned with the economic cycle.

The Portfolio may invest in:

•	equity securities of U.S. and non-U.S. companies, including common stocks and depositary receipts and shares;

•
debt securities issued or guaranteed by governments, government agencies or supranational bodies or U.S. and non-U.S. companies or other private-sector entities, including fixed and/or floating rate investment grade and non-investment grade ("junk") bonds, convertible securities, commercial paper, collateralized debt obligations, short- and medium-term obligations and other fixed-income obligations; and

•	currencies and related instruments and structured notes.

The Portfolio may engage, to a limited extent, in various other investment techniques.

Under adverse market conditions, the Portfolio could pursue a defensive strategy by investing some or all of its assets in money market securities to seek to avoid or mitigate losses.

LAZARD RETIREMENT SERIES, INC.
30 Rockefeller Plaza
New York, New York  10112

April __, 2012
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Jason Fox

Re:          Lazard Retirement Series, Inc.
File Numbers:  333-22309; 811-08071

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

LAZARD RETIREMENT SERIES, INC.

By:	/s/ Tamar Goldstein
	Name:	Tamar Goldstein
	Title:	Assistant Secretary